AMENDED SCHEDULE A

DATED AUGUST 31, 2021

TO THE

INVESTMENT ADVISORY AGREEMENT

BETWEEN

ULTIMUS MANAGERS TRUST

AND

Lyrical Asset Management, L.P.

Name of Fund	Fee*
Lyrical U.S. Value Equity Fund	0.85%
Lyrical International Value Equity Fund	0.85%
U.S. Value ETF	0.45%

* As a percent of average daily net assets. Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the advisory fee from time to time.

IN WITNESS WHEREOF, the parties hereto have executed this Schedule A as of the date first above written.

ULTIMUS MANAGERS TRUST	LYRICAL ASSET MANAGEMENT LP
By: /s/ Todd E. Heim	By: /s/ Jeffrey Moses

Name: Todd E. Heim	Name: Jeffrey Moses
Title: President	Title: Chief Operating Office